Tabcorp

05011359

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

14 September 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

3628

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

SUPPL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

<u>Kerry Willcock</u>
Executive General Manager – Corporate and Legal

dlw 9/21

Enc.

File No. 82-3841

Tabcorp

RECEIVED
2005 SEP 21 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

9 September 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

DIVIDEND REINVESTMENT PLAN

In its Preliminary Final Report for the year to 30 June 2005 released to the market on 30 August 2005, Tabcorp announced that its Dividend Reinvestment Plan (***DRP***) would operate for the final dividend. Yesterday was the record date for the dividend and the last day for shareholders to elect to participate in the DRP for the dividend. The aggregate dividend entitlement of those shareholders that have elected to participate in the DRP for the final dividend is approximately $79 million.

The Tabcorp shares that DRP participants are entitled to receive will be sourced through on-market acquisitions. Tabcorp has entered into an arrangement with Merrill Lynch Equities (Australia) Limited (***Merrill Lynch***) under which Merrill Lynch will effect the on-market acquisitions and arrange for the shares to be transferred to DRP participants. In accordance with Tabcorp's DRP rules, Merrill Lynch will conduct the on-market acquisitions during a 10 trading day period commencing on Monday, 12 September 2005.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Tabcorp Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the capital of Tabcorp (***Ordinary Shares***).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,988 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the securities will be the same as the terms of the existing Ordinary Shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	The Ordinary Shares issued to participants under the Short Term Performance Plan (STPP) will be issued at a price of $16.51 per share, which is the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of Ordinary Shares sold in the ordinary course of trading on the Australian Stock Exchange over a period of five business days up to and including the date of allocation.of 7 September 2005 (referred to as the VWAP).
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to various employees under the STPP as described in the 2003 Notice of Annual General Meeting of Tabcorp Holdings Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	524,927,853	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,000,000	Options allocated to the Managing Director and Chief Executive Officer on 8 October 2002 as detailed in the 2002 Notice of Annual General Meeting.
		2,461,067	Performance Options issued pursuant to Tabcorp's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting.
		334,083	Share Rights issued pursuant to Tabcorp's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will participate from the date of allotment to the same extent as the other Ordinary Shares in Tabcorp.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 September 2005
(Director/Company secretary)

Print name: Kerry Willcock

== == == == ==

+ See chapter 19 for defined terms.

Tabcorp
the bigger better game

Tuesday 13 September 2005

Tabcorp and Consolidated Properties to commence cruise ship terminal development in Townsville

A visionary seafront lifestyle precinct which includes a major cruise ship terminal to be developed in Townsville, will go ahead following a Queensland Government announcement today that the proposal by joint venture companies Tabcorp Holdings Limited and Consolidated Properties Group has been approved.

Tabcorp Holdings Limited and Consolidated Properties Group are delighted with the State Government's announcement which has given the green light to the development of the precinct surrounding the Jupiters Townsville Casino.

The development will include the construction of a major cruise ship terminal which is expected to cater for up to 40,000 visitors and tourists each year, as well as a world-class marina and residential development.

Tabcorp's Managing Director and Chief Executive Officer, Matthew Slatter, said: "The seafront development and cruise ship terminal will bring enormous benefits to Townsville and North Queensland.

"Tabcorp believes the exciting redevelopment plan and cruise port will further strengthen Townsville's local economy and tourism appeal, bringing substantial economic benefits to the region.

"This will become a vibrant precinct and offer tremendous lifestyle benefits for local residents and visitors to Townsville," Mr Slatter said.

Tabcorp's involvement is to provide the land component for the joint venture. With the State Government announcing its approval, Consolidated Properties will be directly responsible for delivering the project.

The project will be managed by Peter Trathen, Chief Executive of City Pacific Project Management (CPPM) part of the Queensland listed company, City Pacific Group.

Mr Trathen said the announcement was an exciting one for the joint venture and for Townsville.

"We believe the cruise ship terminal, the marina and the residential development will be enormously positive for Townsville and will deliver a complete lifestyle precinct which in terms of location, views and water-frontage is of world-class quality," Mr Trathen said.

Mr Trathen said he expected that work on the project would commence in mid 2006 and would involve Townsville suppliers and contractors, with up to 1200 jobs created during the construction phase and a further 500 jobs created to service the terminal and marina, once operational.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

"Opportunities to be involved in the project will be offered to local suppliers and we expect the development will inject a massive $3 billion into the local economy," he said.

Mr Trathen said the joint venture had delivered a value-for-money proposal to the Queensland Government and that despite tough negotiations on the commercial terms, the joint venture proposal had proved to be the preferred option.

"I appreciate the government's confidence in the Tabcorp and Consolidated Properties proposal and look forward to delivering this exciting opportunity," Mr Trathen said.

Media Contact:

Michelle Pillonel
Media and Government Relations Manager
Ph: 07 3306 8747 or 0408 885 082

Peter Trathen
City Pacific Project Management
Ph: 0417 710 027

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

13 September 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

AMENDED APPENDIX 3B – ISSUE OF SHARES UNDER THE SHORT TERM PERFORMANCE PLAN

Attached is an amended Appendix 3B which replaces the Appendix 3B lodged on 9 September 2005.

The amendments are in respect of Section 2 and Section 8 where the number of shares was overstated. The Appendix 3B lodged on 9 September 2005 detailed the issue of 8,988 Ordinary Shares and the number of all securities quoted on ASX as 524,927,853 Ordinary Shares. This has been amended to 8,151 Ordinary Shares issued and the number of all securities quoted on ASX as 524,927,016 Ordinary Shares.

Yours faithfully

Kerry Willcock
Executive General Manager – Corporate & Legal

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Tabcorp Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the capital of Tabcorp (***Ordinary Shares***).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,151 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the securities will be the same as the terms of the existing Ordinary Shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	The Ordinary Shares issued to participants under the Short Term Performance Plan (STPP) will be issued at a price of $16.51 per share, which is the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of Ordinary Shares sold in the ordinary course of trading on the Australian Stock Exchange over a period of five business days up to and including the date of allocation of 7 September 2005 (referred to as the VWAP).
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to various employees under the STPP as described in the 2003 Notice of Annual General Meeting of Tabcorp Holdings Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	524,927,016	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,000,000	Options allocated to the Managing Director and Chief Executive Officer on 8 October 2002 as detailed in the 2002 Notice of Annual General Meeting.
		2,461,067	Performance Options issued pursuant to Tabcorp's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting.
		334,083	Share Rights issued pursuant to Tabcorp's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will participate from the date of allotment to the same extent as the other Ordinary Shares in Tabcorp.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 September 2005
(Director/Company secretary)

Print name: Kerry Willcock

== == == == ==

+ See chapter 19 for defined terms.